Exhibit 99.81

Cybin to Present at the Benzinga Global Small Cap Conference

TORONTO--(BUSINESS WIRE)--May 6, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that Doug Drysdale, Chief Executive Officer, will be presenting at the Benzinga Global Small Cap Conference as follows:

Date:	Thursday, May 13, 2021
Time:	3:55PM Eastern Time

Webcast: https://www.youtube.com/watch?v=oqcBAxa4o5o

Following the presentation, at 4:15PM, Mr. Drysdale will participate in a panel discussion: Investing in the Mental Health Crisis Through Psychedelics.

The presentation will be webcast live and available for 7 days thereafter using the link provided above.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

About the Conference

The Benzinga Global Small Cap Conference bridges the gap between small cap companies, investors, and traders. Learn about small cap investing with clearly defined educational modules, take a look at a curated group of small cap investment opportunities, and connect with the global small cap audience in an intimate, virtual setting.

Cautionary Notes and Forward-Looking Statements

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com